25001883

Mail Processing

FEB 25 2025

Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44285

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: N.B. ZOULLAS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE PENN PLAZA; SUITE 2005

(No. and Street)

NEW YORK

(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LESLIE SEINFELD	(212) 350-5312	seinfeld@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP

(Name – if individual, state last, first, and middle name)

485 LEXINGTON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 23, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, DIANE FERNANDEZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of N.B. ZOULLAS SECURITIES, INC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LESLIE SEINFELD
NOTARY
NO. 01SE5050426
QUALIFIED IN
NASSAU
COUNTY
PUBLIC
STATE OF NEW YORK

Signature: Diane Fernandez

Title: CEO

Leslie Seinfeld
Notary Public

exp 11/20/2025

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of N.B. Zoullas Securities, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 14, 2025

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	4,838,918
Restricted cash		61,555
Deposit with clearing broker		400,000
Receivables from clearing broker		182,138
Securities owned, at fair value		69,579
Property and equipment, at cost less accumulated depreciation of $40,659		138,921
Prepaid expenses		3,966
Total assets	$	5,695,077
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	46,516
Income taxes payable		10,653
Operating lease liability		143,257
Total liabilities		200,426
Stockholders' equity		
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		5,324,651
Total stockholders' equity		5,494,651
Total liabilities and stockholders' equity	$	5,695,077

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which carries and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. Summary of Significant Accounting Policies

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Securities owned consists of securities held as an investment in the proprietary accounts of the Company and recorded on the trade date, as if they have settled. Profit or loss resulting from these transactions are also recorded on the trade date basis and reflected in trading income. Securities positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Operating lease right-of-use asset is also included in property and equipment.

Income Taxes
The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities. In addition, while the Company has elected S Corporation status for New York State tax purposes, it also elected in 2023 to be taxed by New York State on state income tax imposed on the Company as a pass-through entity. New York State assesses this pass-through tax on the Company and allows the Company's shareholders to claim a credit with respect to their pro rata share in the Company's income tax payment. Since the income tax benefits associated with this pass-through tax exclusively benefit the shareholders, each shareholder's proportionate share of the pass- through tax is recognized as a dividend to that shareholder. The Company is also registered to do business with the State of New Jersey Treasury – Division of Taxation. The Company expects to pay only a minimum tax as it does not anticipate apportioning any income to New Jersey jurisdictions. The Company is taxed at regular corporate tax rates to the City of New York as New York City does not recognize S Corporation status.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2023, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to Federal, state, and local income tax examinations by tax authorities for years before 2021.

Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents ("Cash") consist of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and/or deposited for regulatory purposes. Restricted cash consists of cash restricted to satisfy certain collateral requirements under the Company's lease commitments with its landlord.

Receivables from Clearing Broker
Receivables from clearing broker consist of commission and trading income receivables due from the Company's clearing broker as well as cash held in proprietary accounts held with the clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2024.

Allowance for Credit Losses – Current Expected Credit Loss (CECL) Methodology
The Company measures its expected credit losses under the CECL methodology applicable to financial assets at amortized cost, including commission receivables; due from clearing brokers; and short-term U.S. Treasury securities that are held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). Due to the short-term nature of the assets; the current capital market conditions; and the historical collectability of these assets without losses from the clearing broker and/or the U.S. government, management does not expect any credit losses and therefore no allowance for credit losses has been established for any of its financial assets not carried at fair value.

Recently Issued Not Yet Effective Accounting Standard
On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures which modifies ASC 740 to enhance the transparency and decision usefulness of income tax disclosures, effective for fiscal years beginning in January 1, 2025. Management believes that the adoption of ASU 2023-09 will not have a material impact on the Company's financial statements.

3. Cash and Restricted Cash

Cash and cash equivalents consist of cash and money market balances held in banks totaling $509,431; a non-negotiable certificate of deposit held at a bank of $1,023,468 and a United States (U.S.) Treasury Bill maturing in the first three months of 2025, of $3,306,019. The restricted cash consists of a certificate of deposit that secures a letter of credit issued in favor of the landlord in connection with the lease commitment to the landlord for office space. Such restriction shall lapse once the Company has fulfilled all its obligations under the lease agreement with its landlord.

4. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted process included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, liquidity of markets, and other characteristics to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques and Inputs

When determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation technique used by the Company to determine fair value of its securities owned is a market approach.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities. U.S. government securities are valued at quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation

adjustments are not applied. Accordingly, the equity security owned is categorized in Level 1 of the fair value hierarchy.

The Company did not hold any securities categorized in Level 2 or Level 3 of the fair value hierarchy at any time during 2024.

The following table presents information about the Company's securities owned measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Included in cash and cash equivalents				
U.S. Government Securities maturing in less than three months	$ 3,306,019	$ -0-	$ -0-	$ 3,306,019
Included in Securities owned				
Equity – Common Stock	69,579	-0-	-0-	69,579
Total	$ 3,375,598	$ -0-	$ -0-	$ 3,375,598

5. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

6. Receivables from Clearing Broker

Amounts receivable from the Company's clearing broker on December 31, 2024, consist of the following:

Commissions due from clearing broker	$ 57,041
Cash held in proprietary accounts at the clearing broker	125,097
Total	$ 182,138

7. Leases

The Company leases its office premises, expiring in October 2025, and considers this lease to be an operating lease. The Company has implemented ASC Topic 842 under a modified retrospective approach in which no adjustments have been made to prior year balances. The lease is collateralized by a $61,555 letter of credit in favor of the new landlord.

The following table presents additional information for the year ended December 31, 2024:

Cash paid for amounts included in the Measurement of lease liabilities:	
Operating cash flows from operating leases	$ 195,816

The following table presents the breakout of the operating lease as of December 31, 2024:

Operating lease right-of-use asset, included in Property and equipment in the statement of financial condition	$ 129,530
Total operating lease liability	$ 143,257
Weighted average remaining lease term	0.8 years
Weighted average discount rate	5.0 %

Future minimum annual rental payments under the lease are as follows:

Year ending December 31,	
2025	$ 146,862
Less: imputed interest	3,605
Total operating lease liability	$ 143,257

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $5,405,294, which exceeded the required minimum net capital of $5,000 by $5,400,294. Aggregate indebtedness at December 31, 2024, totaled $70,896. The ratio of aggregate indebtedness to net capital was 0.0131 to 1.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank more than Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. At December 31, 2024, the exceeded balance not insured by the FDIC is approximately $330,000.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker more than SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

10. Concentration

The Company's commission revenue is derived primarily from brokerage activity with a limited number of customers, many of whom are affiliated with one another.

11. Subsequent Events

The Company has evaluated its subsequent events and transactions occurring after December 31, 2024, through February 14, 2025, the date that the financial statements were available to be issued.